

Mail Stop 3561

February 6, 2018

Nicola Cotugno
Chief Executive Officer
Enel Chile S.A.
Santa Rosa 76
Santiago, Chile

> Re: Enel Chile S.A.
>   **Amendment No. 3 to Registration Statement on Form F-4**
>   **Filed January 31, 2018**
>   **File No. 333-221156**
>
>   **Amendment No. 3 to Schedule 13E-3 and Schedule TO-T filed by Enel**
>   **Generacion Chile S.A., Enel Chile S.A., et. al.**
>   **Filed January 31, 2018**
>   **File No. 005-85152**

Dear Mr. Cotugno:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2018 letter.

Amendment No. 3 to Registration Statement on Form F-4

General

1.   We note that you have responded to comment 2 by adding as filers on the Schedule 13E-3 the individual directors who have recommended the Reorganization. Each filer must independently satisfy the disclosure obligations of that Schedule; the required disclosure can be incorporated by reference to disclosure that appears in the prospectus or the Schedule 14D-9 that each will file. Please confirm your understanding, or revise the Form F-4 to include all required disclosure now. As an example only, we refer to the

obligation to provide the information required by Instruction 3 to Item 1013 of Regulation M-A for affiliate-filers.

Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, Tina Chalk, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3263, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Allen Miller, Esq.
    Sey-Hyo Lee, Esq.
    Winston & Strawn LLP